UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number    001-14905

Acme Brick Company

401(k) Retirement & Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2003.

Fort Worth, Texas
June 17, 2020

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Assets:
Investments, at fair value	$111,240,879	$101,169,317
Participant contributions receivable	71,379	75,528
Company contribution receivable	1,440,394	1,540,976
Notes receivable from participant loans	2,117,894	2,322,813
Non-interest bearing cash	307	158

Total assets	114,870,853	105,108,792

Liabilities:
Excess participants’ contributions refundable	71,853	82,689

Net assets available for benefits	$114,799,000	$105,026,103

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions:
Investment income:
Dividends and interest	$3,496,984
Net realized and unrealized gains on investments	13,799,763

Total investment income	17,296,747

Interest income on notes receivable from participant loans	141,909

Contributions:
Participants	4,663,498
Company	1,463,616
Rollovers	187,222

Total contributions	6,314,336

Total additions	23,752,992

Deductions:
Benefit and withdrawal payments	13,980,095

Total deductions	13,980,095

Net increase in net assets	9,772,897

Net assets available for benefits:
Beginning of year	105,026,103

End of year	$114,799,000

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2019

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement & Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General. The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). Employees hired on or after July 1, 2019 are automatically enrolled in the Plan at a deferral rate of 3% after the two aforementioned criteria are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.

Contributions. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Contributions for employees hired on or after July 1, 2019 are automatically increased at a rate of 1% per year up to 5%. Prior to March 1, 2017, contributions were limited to 15% of the employee’s eligible earnings. After-tax Roth 401(k) contributions were not allowed prior to July 3, 2017. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $19,000 in 2019. Employees who are 50 or older as of December 31, 2019 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,000 for 2019 and is not eligible for Company matching.

For the year ended December 31, 2019, Company matching contributions are equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors annually determines the matching percentage. Company matching contributions totaled $1,473,394 for the year ended December 31, 2019. Forfeiture balances of $33,000 will be applied against the amount due in 2020.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting. Participants have a fully-vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to those participants actively employed on the last day of the year and become fully vested after participants have completed three years of vested service. A participant’s account balance shall be 100% vested upon normal retirement age (65), disability or death. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture amount is credited back to participants upon re-employment with the Company. Forfeiture balances remaining at December 31, 2019 were approximately $33,000. Forfeiture balances remaining at December 31, 2018 were approximately $23,200.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

e.

Investment Options. All employee contributions and Company matching contributions are participant directed among target date funds, fourteen investment funds and Berkshire Hathaway Class B common stock. Automatic enrollment contributions are defaulted to target date funds.

f.

Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document.

g.

Hardship Distributions: A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Loans. Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s combined Employee pre-tax, after-tax and after-tax Roth accounts, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. The interest rate on loans outstanding as of December 31, 2019 range from 4.25% to 8.50% and these loans mature between 2020 and 2034. The interest rate on loans outstanding as of December 31, 2018 range from 4.25% to 8.50% and these loans mature between 2019 and 2033.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of registered target funds, investment companies and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Shares in the Wells Fargo Stable Return Fund are valued based on the fair value of the underlying investments as determined by Wells Fargo Bank, N.A. Shares in the two BlackRock Index Funds are valued based on the fair value of the underlying investments as determined by BlackRock Institutional Trust Company NA. The Plan presents net changes in the fair value of the Wells Fargo Stable Return Fund and the BlackRock Index Funds, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for various investment options in a variety of mutual funds, three common collective trust funds and Berkshire Hathaway common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

d.	Participant Loans. Participant loans are valued at unpaid principal balance plus accrued interest.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurement, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include

●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability;

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018. These methodologies were consistently applied to all investments of the Plan.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Cash and cash equivalents

Demand deposit funds are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Mutual funds/allocation funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018. The Plan has no assets classified within Level 3 of the valuation hierarchy.

Assets at Fair Value as of December 31, 2019

	Level 1	Level 2	Total
Cash/cash equivalents	$-	$4,632,848	$4,632,848
Mutual funds	72,367,479	-	72,367,749
Common stock	13,035,198	-	13,035,198

Total investments in the fair value hierarchy	$85,402,677	$4,632,848	90,035,525

Investments measured at net asset value (a)			21,205,354

Total investments at fair value			$111,240,879

Assets at Fair Value as of December 31, 2018

	Level 1	Level 2	Total
Cash/cash equivalents	$-	$4,687,992	$4,687,992
Mutual funds	61,454,628	-	61,454,628
Common stock	12,776,095	-	12,776,095

Total investments in the fair value hierarchy	$74,230,723	$4,687,992	78,918,715

Investments measured at net asset value (a)			22,250,602

Total investments at fair value			$101,169,317

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

The following table summarizes investments measured at fair value based on NAV as a practical expedient as of December 31, 2019 and 2018.

Fair Values as of December 31, 2019

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period
Wells Fargo Stable Return Fund	$15,427,306	N/A	Daily	12 Months
Blackrock US Debt Index Fund	2,533,387	N/A	Daily	Daily
Blackrock MSCI ACWI ex-US Index Fund	3,244,661	N/A	Daily	Daily

Total	$21,205,354

Fair Values as of December 31, 2018

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period
Wells Fargo Stable Return Fund	$16,843,859	N/A	Daily	12 Months
Blackrock US Debt Index Fund	2,694,564	N/A	Daily	Daily
Blackrock MSCI ACWI ex-US Index Fund	2,712,179	N/A	Daily	Daily

Total	$22,250,602

4.	TAX STATUS OF PLAN

Effective December 31, 2018, the Plan sponsor adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated March 31, 2014 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

5.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

As a result of nondiscrimination requirements relating to contributions, certain “highly compensated” employees received refunds of excess contributions. Such amounts have been accrued in the accompanying financial statements for 2019 and 2018 as a liability of the Plan as of the end of the year.

6.	ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 2019, the Company elected to directly pay all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased. Expenses paid by the Company are not reported in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested and Plan assets would be distributed accordingly.

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire Hathaway Inc. (“Berkshire”), the Company’s parent; a retirement bank account managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan; and, notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan are borne by the Company, an affiliate of the Plan sponsor, Acme Building Brands, Inc.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

Year Ended
December 31, 2019
Net assets available for benefits per the financial statements	$114,799,000
Amounts allocated to withdrawing participants	(38,671)

Net assets available for benefits per the Form 5500	$114,760,329

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Year Ended
December 31, 2019
Net increase in net assets available for benefits per the financial statements	$9,772,897
Amounts allocated to withdrawing participants at December 31, 2019	(38,671)

Change in net assets available for benefits per the Form 5500	$9,734,226

The reconciling items noted above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

10.	LITIGATION

The employer match for qualified employee contributions made during 2010, 2011, 2012 and 2013 was set by the Company at 25%. On August 18, 2014, a lawsuit was filed in the United States District Court by certain then-current and former employees contesting, among other items, that the 25% matching contribution was less than what was required according to the Plan and/or other agreements.

In August 2015, the US District Court for the Northern District of Texas dismissed with prejudice all claims brought forth in this case. The plaintiffs subsequently appealed the decision. The Fifth Circuit Court of Appeals affirmed the District Court’s decision to dismiss all claims against the Company, but reversed the lower court’s dismissal of claims against Berkshire. The case was remanded back to the District Court to address the plaintiff’s claims against Berkshire. Mediation of the case occurred, and in November 2019, a proposed settlement was agreed to by the parties involved. As of December 31, 2019, the proposed settlement was under review by the Court.

A settlement approval hearing was held in Federal Court on May 13, 2020 regarding the aforementioned litigation. The proposed settlement was approved. The settlement requires the Company to deposit $750,000 into the Plan by June 22nd, ten days after time to appeal expires, and proportionately allocate those funds among participant accounts based on Company matching contributions made for the years 2010 through 2013.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN:  75-2864968    Plan Number:  014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	American Funds Growth Fund of America Class R5	232,078	shares	$11,390,365

*	Berkshire Hathaway Common Stock Class B	57,551	shares	13,035,198

	Blackrock MSCI ACWI ex-US Index Fund Class M	208,937	shares	3,244,661

	Blackrock US Debt Index Fund Non-lending Class M	209,539	shares	2,533,387

	Carillon Eagle Mid Cap Growth Fund Class I	63,667	shares	4,464,946

	Delaware Value Fund Class I	115,941	shares	2,599,394

	Goldman Sachs Government Income Fund Class I	544,781	shares	8,106,337

	Harding Loevner International Class I	261,173	shares	6,215,919

	JPMorgan Small Cap Core Fund Select Class	127,703	shares	6,600,966

*	Merrill Lynch Retirement Bank Account	4,683,926	shares	4,632,848

	Metropolitan West Total Return Bond Fund Class I	369,769	shares	4,041,573

	Touchstone Large Cap Focused Fund Class Y	224,147	shares	9,544,177

	Vanguard Target Income Retirement Investor Class	6,379	shares	89,624

	Vanguard 2020 Target Retirement Investor Class	4	shares	140

	Vanguard 2025 Target Retirement Investor Class	34,566	shares	685,792

	Vanguard 2030 Target Retirement Investor Class	4,547	shares	165,740

	Vanguard 2035 Target Retirement Investor Class	6,577	shares	148,106

	Vanguard 2040 Target Retirement Investor Class	196	shares	7,687

	Vanguard 2045 Target Retirement Investor Class	246	shares	6,070

	Vanguard 2050 Target Retirement Investor Class	138	shares	5,500

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN:  75-2864968    Plan Number:  014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	Vanguard 2055 Target Retirement Investor Class	299	shares	12,921

	Vanguard 2060 Target Retirement Investor Class	82	shares	3,112

	Vanguard 2065 Target Retirement Investor Class	30	shares	717

	Vanguard 500 Index Fund Admiral Class	33,216	shares	9,903,127

	Victory Sycamore Established Fund Class I	209,016	shares	8,375,266

	Wells Fargo Stable Return Fund Class O	134,406	shares	15,427,306

*	Participant loans	Interest rates range from 4.25% to 8.50%, due through 2034.		2,117,894

				$113,358,773

 * Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement and Saving Plan

By: /s/ Elaine Suleski

Elaine Suleski
Vice President of Accounting

Date: June 17, 2020

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Whitley Penn LLP	15